LEV & BERLIN, P.C. Attorneys at Law 200 Connecticut Avenue, 5th Floor Norwalk, Connecticut 06854 203-838-8500 Toll Free: 800-377-4508 Facsimile: 203-854-1652 www.levberlin.com
Duane Berlin Donna M. Lattarulo* Scott C. Wells+ Eric S. Darmofal+ ______ Donald M. Kleban+ Bruce L. Lev[o] Of Counsel ______	__________	Writer's Direct Dial Number: 203-838-8500, ext. 15 Writer's E-Mail Address: dberlin@levberlin.com

*  Also admitted in New York & Massachusetts

+ Also admitted in New York

[o] Also admitted in Virginia

January 18, 2005

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

        Re:    Electro Energy Inc.

                  Form SB-2

                  File No. 333-121026

                  Filed December 6, 2004

Dear Sirs:

        We represent Electro Energy Inc. (the "Company") with respect to the above-referenced matter. We are in receipt of Peggy Fisher's correspondence to the Company dated January 5, 2005 commenting on the Company's registration statement on Form SB-2, filed December 6, 2004 (the "Comment Letter").

        This letter will confirm that, based on telephonic conversations between the undersigned and Ms. Fisher, the Company will file amendments to its 1934 Act reports, as applicable, when all accounting issues raised in the Comment Letter relating to the registration statement have been resolved to the satisfaction of the Commission.

        Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned (tel: 203 838 8500; fax: 203 854 1652).

Very truly yours,

/s/ Duane L. Berlin
Duane L. Berlin

cc: Mr. Martin Klein Electro Energy Inc. 30 Shelter Rock Road Danbury, CT 06810